SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            -------------------

                                SCHEDULE 13G
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*

                          Newpark Resources, Inc.
                              (Name of Issuer)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                 651718504
                               (Cusip Number)

 (Date of Event Which Requires Filing of this Statement: December 31, 2000)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 651718504           13G                      Page 2 of 7 Pages

--------------------------------------------------------------------------
        (1)    NAME OF REPORTING  PERSONS
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Fletcher Asset Management, Inc.
--------------------------------------------------------------------------
        (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                              (a) [   ]
                                                              (b) [   ]
--------------------------------------------------------------------------
        (3)    SEC USE ONLY
--------------------------------------------------------------------------
        (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------
NUMBER OF             (5)    SOLE VOTING POWER
SHARES                       6,817,038
BENEFICIALLY                 ---------------------------------------------
OWNED BY              (6)    SHARED VOTING POWER
EACH                         0
REPORTING                    ---------------------------------------------
PERSON WITH:          (7)    SOLE DISPOSITIVE POWER
                             6,817,038
                             ---------------------------------------------
                      (8)    SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------
        (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                      6,817,038
--------------------------------------------------------------------------
        (10)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
--------------------------------------------------------------------------
        (11)   PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                      8.94%
--------------------------------------------------------------------------
        (12)   TYPE OF REPORTING PERSON **
                      IA
--------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 651718504                  13G               Page 3 of 7 Pages

--------------------------------------------------------------------------
        (1)    NAME OF REPORTING  PERSONS
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
        (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
        (3)    SEC USE ONLY
--------------------------------------------------------------------------
        (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------
NUMBER OF             (5)    SOLE VOTING POWER
SHARES                       0
BENEFICIALLY                 ---------------------------------------------
OWNED BY              (6)    SHARED VOTING POWER
EACH                         0
REPORTING                    ---------------------------------------------
PERSON WITH:          (7)    SOLE DISPOSITIVE POWER
                             0
                             ---------------------------------------------
                      (8)    SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------
        (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                      6,817,038
--------------------------------------------------------------------------
        (10)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
--------------------------------------------------------------------------
        (11)   PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                   8.94%
--------------------------------------------------------------------------
        (12)   TYPE OF REPORTING PERSON **
                      HC
--------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1(a).     NAME OF ISSUER:
               Newpark Resources, Inc. (the "Company")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               3850 North Causeway, Suite 1770
               Metairie, Louisiana  70002

ITEM 2(a).     NAMES OF PERSONS FILING:
               Fletcher Asset Management, Inc. ("FAM") and
               Alphonse Fletcher, Jr.

ITEM 2(b).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
               22 East 67th Street, New York, New York  10021

ITEM 2(c).     CITIZENSHIP:
               FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, $.01 par value

ITEM 2(e).     CUSIP NUMBER: 651718504

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Act
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act
               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                       Act
               (d) [ ] Investment Company registered under Section 8 of
                       the Investment Company Act
               (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
               (f) [ ] Employee Benefit Plan or Endowment Fund; see
                       Rule 13d-1(b)(1)(ii)(F)
               (g) [x] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
               (h) [ ] Savings Association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act
               (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP.

               (a)    Amount beneficially owned: 6,817,038

               (b)    Percent of class:

               8.94% (based on the 76,294,865 shares of common stock of the Company ("Common Stock") (i) known to be outstanding as of December 31, 2000 and (ii) the shares of Common Stock underlying Investment Rights (as defined below) issuable within 60 days as of December 31, 2000).

               (c)    Number of shares as to which FAM has:

                      (i)    sole power to vote or to direct the vote:
                             6,817,038
                      (ii)   shared power to vote or to direct the vote:
                             0
                      (iii) sole power to dispose or to direct the disposition of: 6,817,038
                      (iv) shared power to dispose or to direct the disposition of: 0

               The Common Stock reported to be beneficially owned includes the 109,230 outstanding shares held in Accounts (as defined below) for Fletcher International Limited as of December 31, 2000, as well as shares which were not then outstanding as described in the next sentence. The Common Stock reported to be beneficially owned also includes 6,701,808 shares of Common Stock issuable upon the exercise by Fletcher of certain investment rights (the "Investment Rights") pursuant to an Agreement, dated May 30, 2000, by and between the Company and Fletcher International Limited and an Agreement, dated December 27, 2000, by and between the Company and Fletcher International, Ltd. (collectively, the "Agreements"). The Investment Rights are exercisable within 60 days of December 31, 2000. The holdings reported reflect the shares of Common Stock issuable within 60 days of December 31, 2000 that would have been held had the Investment Rights been exercised on December 31, 2000.

               The Common Stock reported to be beneficially owned includes outstanding shares and shares underlying Investment Rights held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International Limited and/or Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all of the Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

               This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the Common Stock held at December 31, 2000 in the Accounts managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the Common Shares owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               This Schedule 13G is filed by FAM and Mr. Fletcher.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
               GROUP.
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               Not applicable.

ITEM 10.       CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

               By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              February 14, 2001

                              Fletcher Asset Management, Inc.


                              By: /s/ Peter Zayfert
                                  -------------------------------------
                              Name:   Peter Zayfert
                              Title:  Executive Vice President


                              Alphonse Fletcher, Jr., in his individual capacity


                              *By:/s/ Denis J. Kiely
                                  -------------------------------------
                              Name:   Denis J. Kiely for Alphonse Fletcher, Jr.
                              *By Power of Attorney, dated February 14,
                              2001, attached as Exhibit A hereto.



                                                                  Exhibit A


                             Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:   /s/ Alphonse Fletcher, Jr.
          --------------------------
          Alphonse Fletcher, Jr.



Dated:  February 14, 2001